# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dynatrace, Inc., CIK 0001773383
CUSIP: 268150109
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 1601 TRAPELO ROAD, SUITE 116, WALTHAM, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 01/15/2026
Filed by CIK 0001361570
Persons authorized to receive notices and communications: Mathieu Cornu, Route des Acacias 60, Geneva, Switzerland (V8), 1211, 0041583234506

## Reporting persons
- PICTET ASSET MANAGEMENT SA (CIK 0001361570): type of reporting person: investment adviser (IA); citizenship or place of organization: Switzerland (V8); source of funds: working capital (WC); sole voting power 12,431,141; shared voting power 0; sole dispositive power 15,505,360; shared dispositive power 0; aggregate amount beneficially owned 15,505,360 (5.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK
Name of issuer: Dynatrace, Inc.
Address of issuer's principal executive offices: 1601 TRAPELO ROAD, SUITE 116, WALTHAM, Massachusetts (MA), 02451

## Item 2. Identity and Background
Name of person filing: Pictet Asset Management SA
Residence or business address:
60 ROUTE DES ACACIAS
GENEVA 73 1211
SWITZERLAND
Present principal occupation or employment: Investment Adviser
Criminal convictions in the last five years: The Reporting Person has not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.
Citizenship: SWITZERLAND

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Person acquired the shares of common stock of Dynatrace Inc. on behalf of its institutional clients who are managed on a discretionary basis. The purchase cost is approximately USD 788,990,022. The source of the funds comes from our institutional clients' assets

The funds used for the acquisition did not involve any financing or borrowing.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired shares of Dynatrace Inc. as part of its investment strategy, which includes considering the clarity and robustness of the issuer's long-term strategy; the functioning and calibre of governance structures and effective leadership; the financial strength and performance of issuers and the fair valuation of underlying securities; and financially-material sustainability risks & opportunities. The Reporting Person is therefore actively engaging with the Issuer to discuss and promote initiatives that align with these business practices.

This engagement is part of the Reporting Person's broader strategy to support companies in enhancing their approach, thereby potentially improving long-term shareholder value. As such, the Reporting Person may seek to influence the Issuer's policies and practices through discussions with the Boards and management of the companies in which we invest.

The Reporting Person does not currently have any plans or proposals that would result in a change in control of the Issuer, nor does it intend to acquire additional shares for the purpose of gaining control. However, the Reporting Person reserves the right to change its intentions and take any actions that it deems appropriate in light of its ongoing engagement and evaluation of the Issuer's policies and practices.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Pictet Asset Management SA manages 15,505,360 shares of Dynatrace Inc., which represents 5.1% of the total number of shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Pictet Asset Management SA has the Sole power to vote on 12,431,141 shares out of the 15,505,360 shares under management.
Transactions in the class effected during the past sixty days:
In the past sixty days, the following transactions have been done:

Date Type Quantity Price Exchange
15.01.2026 BUY 252 39.38 New York Stock Exchange
15.01.2026 SELL 1270 40.28 New York Stock Exchange
15.01.2026 SELL 190 40.28 New York Stock Exchange
15.01.2026 BUY 912 39.65 New York Stock Exchange
15.01.2026 BUY 100203 39.65 New York Stock Exchange
15.01.2026 BUY 382 39.68 New York Stock Exchange
15.01.2026 BUY 19718 39.68 New York Stock Exchange
15.01.2026 BUY 392 40.27 New York Stock Exchange
15.01.2026 BUY 21300 40.27 New York Stock Exchange
15.01.2026 BUY 2198 40.32 New York Stock Exchange
15.01.2026 BUY 295132 40.32 New York Stock Exchange
15.01.2026 BUY 1076 39.98 New York Stock Exchange
15.01.2026 BUY 125039 39.98 New York Stock Exchange
13.01.2026 SELL 822 41.61 New York Stock Exchange
13.01.2026 BUY 75798 41.52 New York Stock Exchange
12.01.2026 SELL 866 42.30 New York Stock Exchange
07.01.2026 BUY 232587 43.62 New York Stock Exchange
06.01.2026 SELL 225 42.71 New York Stock Exchange
06.01.2026 SELL 18665 42.47 New York Stock Exchange
05.01.2026 BUY 3040 42.79 New York Stock Exchange
05.01.2026 BUY 836 42.63 New York Stock Exchange
31.12.2025 SELL 9728 43.70 New York Stock Exchange
30.12.2025 SELL 1313 44.10 New York Stock Exchange
23.12.2025 BUY 1593 44.06 New York Stock Exchange
23.12.2025 SELL 15735 44.24 New York Stock Exchange
23.12.2025 SELL 428 44.41 New York Stock Exchange
23.12.2025 SELL 1081 44.41 New York Stock Exchange
23.12.2025 BUY 1192 44.41 New York Stock Exchange
22.12.2025 BUY 3089 44.43 New York Stock Exchange
22.12.2025 BUY 147 44.60 New York Stock Exchange
19.12.2025 SELL 104 44.18 New York Stock Exchange
19.12.2025 SELL 750 44.18 New York Stock Exchange
19.12.2025 SELL 5844 44.23 New York Stock Exchange
19.12.2025 SELL 731 44.23 New York Stock Exchange
19.12.2025 BUY 8899 44.17 New York Stock Exchange
18.12.2025 SELL 334 44.06 New York Stock Exchange
17.12.2025 BUY 4741 43.91 New York Stock Exchange
17.12.2025 SELL 404 43.89 New York Stock Exchange
17.12.2025 BUY 101858 43.91 New York Stock Exchange
15.12.2025 SELL 8791 44.38 New York Stock Exchange
12.12.2025 SELL 1133 45.63 New York Stock Exchange
11.12.2025 SELL 1666 45.53 New York Stock Exchange
11.12.2025 SELL 107 45.53 New York Stock Exchange
11.12.2025 SELL 17498 45.55 New York Stock Exchange
10.12.2025 SELL 402 45.27 New York Stock Exchange
10.12.2025 SELL 6188 45.52 New York Stock Exchange
09.12.2025 SELL 90 44.65 New York Stock Exchange
08.12.2025 SELL 765 44.35 New York Stock Exchange
05.12.2025 BUY 148 44.45 New York Stock Exchange
05.12.2025 BUY 123 44.24 New York Stock Exchange
04.12.2025 BUY 1193 44.79 New York Stock Exchange
03.12.2025 BUY 429 44.64 New York Stock Exchange
02.12.2025 SELL 128 44.93 New York Stock Exchange
02.12.2025 SELL 638 44.93 New York Stock Exchange
02.12.2025 BUY 305 44.90 New York Stock Exchange
02.12.2025 SELL 491 44.72 New York Stock Exchange
01.12.2025 BUY 1716 44.63 New York Stock Exchange
28.11.2025 SELL 381 44.67 New York Stock Exchange
28.11.2025 BUY 749 44.56 New York Stock Exchange
28.11.2025 SELL 780 44.36 New York Stock Exchange
25.11.2025 SELL 262 44.45 New York Stock Exchange
24.11.2025 BUY 1607 43.87 New York Stock Exchange
24.11.2025 BUY 307 43.61 New York Stock Exchange
20.11.2025 BUY 635 43.44 New York Stock Exchange
19.11.2025 BUY 531 45.29 New York Stock Exchange
18.11.2025 BUY 426415 46.36 New York Stock Exchange
18.11.2025 BUY 604 44.99 New York Stock Exchange
17.11.2025 SELL 325 46.08 New York Stock Exchange
17.11.2025 SELL 30978 46.45 New York Stock Exchange
Other persons with the right to receive dividends or sale proceeds:
The securities reported herein come from the assets of our institutional clients who are managed by the Reporting Person on a discretionary basis. Consequently, our clients have the right to receive dividends and any proceeds from the sale of the Issuer's securities, in proportion to their respective managed assets.

The Reporting Person itself does not have any direct economic interest in the dividends or sale proceeds from the securities of Dynatrace Inc., other than its entitlement to management fees and / or performance-based compensation, as agreed upon with its clients. The Reporting Person's role is limited to managing the investments in accordance with the investment objectives and strategies set forth by each of its institutional clients.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Person's exposure to Dynatrace Inc. is solely through direct stock investments held by its managed institutional clients. There are no contracts, arrangements, understandings, or relationships with any third parties regarding the securities of Dynatrace Inc., other than those arising from the ordinary course of discretionary management of our client assets.

The Reporting Person does not have any derivative positions, options, or other financial instruments related to the securities of the Issuer. Furthermore, there are no agreements or understandings that would influence the voting or disposition of these securities beyond the Reporting Person's discretionary investment authority as an asset manager.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- PICTET ASSET MANAGEMENT SA: Karine VALTANEN, Karine VALTANEN Global Head of Compliance (01/16/2026)